EXHIBIT 99.1


(1) On February 12, 2004, Parker-Hannifin Corporation, an Ohio corporation, completed its previously announced tender offer (the "Offer") to purchase all of the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of Denison International plc, a public limited company organized under the laws of England and Wales (the "Company"), including those Ordinary Shares represented by American Depositary Shares ("ADSs" and, together with the Ordinary Shares, the "Shares"), that were outstanding at any time during the Offer, and all of the issued and outstanding A Ordinary Shares, (pound)8.00 par value per share, of the Company (the "A Ordinary Shares"), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash without interest. The options to purchase Ordinary Shares listed above were granted to Mr. Dumond on August 7, 1997. As of the date hereof and without giving effect to the Offer, Mr. Dumond was fully vested with respect to all options to purchase Ordinary Shares held by him. On February 12, 2004, Mr. Dumond exercised options to purchase an aggregate of 10,000 Ordinary Shares and tendered all such Ordinary Shares received upon exercise into the Offer.